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April 7, 2005

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director



      RE:   CITI TRENDS, INC.
            REGISTRATION STATEMENT ON FORM S-1
            INITIALLY FILED FEBRUARY 28, 2005
            FILE NO. 333-123028

Dear Mr. Owings:

      On behalf of Citi Trends, Inc., a Delaware corporation (the "Company"), we hereby submit three copies of the Company's responses to the Staff's comments conveyed in a letter to the Company dated March 28, 2005 in connection with the Staff's review of the Company's Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the "Commission") on February 28, 2005 (the "Registration Statement").

      This letter is submitted along with four copies of Amendment No. 1 to Form S-1 Registration Statement ("Amendment No. 1"). All such copies have been marked to show changes from the Registration Statement. Amendment No. 1 was transmitted for filing with the Commission as of the date hereof.

      Capitalized terms used herein and not otherwise defined have the meanings specified in the Registration Statement. For your convenience, we have repeated each of the Staff's comments in bold prior to the Company's response. Unless otherwise indicated, all page number references in the responses below are to the internal pages of Amendment No. 1.

PART I

General

      1. PLEASE FILE ALL REQUIRED EXHIBITS IN A TIMELY MANNER SO THAT WE MAY HAVE SUFFICIENT TIME TO REVIEW THEM BEFORE YOU REQUEST EFFECTIVENESS OF YOUR REGISTRATION STATEMENT. ALSO, PLEASE CONFIRM THAT ANY PRELIMINARY PROSPECTUS
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Securities and Exchange Commission
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            YOU CIRCULATE WILL DISCLOSE ALL NON-RULE 430A INFORMATION, INCLUDING
            THE PRICE RANGE AND RELATED INFORMATION BASED ON A BONA FIDE
            ESTIMATE OF THE PUBLIC OFFERING PRICE WITHIN THAT RANGE.

            The Company will comply with the Staff's comment and provide all required exhibits in a timely manner before requesting effectiveness of the Registration Statement. The Company has filed several additional exhibits with Amendment No. 1 and will file the remaining exhibits in a subsequent amendment.

            The Company is currently establishing the price range and the offering price with the underwriters. Upon agreeing on a price range with the underwriters, the Company will file a subsequent amendment to revise the disclosure to include the price range and the per share data in the prospectus. The Company confirms that any preliminary prospectus that is circulated will disclose all non-Rule 430A information, including the price range and the related information based on a bona fide estimate of the public offering price within that range.

      2. PLEASE PROVIDE US WITH COPIES OF ANY ADDITIONAL ARTWORK YOU INTEND TO USE AS SOON AS POSSIBLE FOR OUR REVIEW AND COMMENT. PLEASE KEEP IN MIND THAT WE MAY HAVE COMMENTS ON THESE MATERIALS AND YOU SHOULD CONSIDER WAITING FOR THESE COMMENTS BEFORE PRINTING AND CIRCULATING ANY ARTWORK.

            The Company has complied with the Staff's comment by including the additional artwork on the inside front and inside back cover of the prospectus.

      3. PLEASE REVIEW YOUR DISCLOSURE AND ENSURE THAT YOU IDENTIFY THE SOURCE FOR THE STATEMENTS YOU PROVIDE. CURRENTLY, YOU INCLUDE MANY FACTUAL STATEMENTS, BUT YOU HAVE NOT INDICATED WHETHER THE SOURCE OF THIS INFORMATION IS BASED UPON MANAGEMENT'S BELIEF, INDUSTRY DATA, REPORTS/ARTICLES, OR ANY OTHER SOURCE. IF THE STATEMENTS ARE BASED UPON MANAGEMENT'S BELIEF, PLEASE INDICATE THAT THIS IS THE CASE AND INCLUDE AN EXPLANATION FOR THE BASIS OF THAT BELIEF. ALTERNATIVELY, IF THE INFORMATION IS BASED UPON REPORTS OR ARTICLES, PLEASE SUPPLEMENTALLY PROVIDE THESE DOCUMENTS TO US (APPROPRIATELY MARKED AND DATED). THE FOLLOWING ARE EXAMPLES ONLY OF THE STATEMENTS FOR WHICH YOU NEED SOURCES:

                  - "WE PROVIDE THIS OFFERING AT COMPELLING VALUES WITH NATIONALLY RECOGNIZED BRANDED MERCHANDISE OFFERED AT 20% TO 60% DISCOUNTS TO DEPARTMENT AND SPECIALTY STORES' REGULAR PRICES." BUSINESS, PAGE 33.

                  - "ACCORDING TO A NATIONALLY RECOGNIZED FIRM THAT SPECIALIZES IN APPAREL RESEARCH, RETAIL SALES OF OFF-PRICE APPAREL TOTALED $16.5 BILLION IN THE U.S. IN 2004, UP MORE THAN 15% FROM 2003." BUSINESS, PAGE 33.

                  - "THE OFF-PRICE APPAREL MARKET IS DOMINATED BY LARGE FORMAT, NATIONAL APPAREL COMPANIES[.]" BUSINESS, PAGE 33.
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            WE MAY HAVE FURTHER COMMENTS ONCE WE EXAMINE YOUR REVISIONS.

            The Company has complied with the Staff's comment by revising its disclosure in several locations to identify the source of various factual statements. For example, please see the revised version of the second bullet above on page 33 of the prospectus in which the Company has identified NPD Fashionworld, a division of The NPD Group, or NPD, as the source of the statement. The Company has also indicated in several instances where a factual statement is based upon the Company's belief.

            The Company supplementally informs the Staff that a substantial majority of its merchandise contains a MSRP number on the price tag, and the Company believes such merchandise is offered at that price in department or specialty stores. The Company's customary pricing process is to leave the department or specialty store price on the price tag of the Company for the nationally recognized branded merchandise and to establish the Company's price for such merchandise at 20% to 60% discounts to such department or specialty store prices. The Company believes many manufacturers supply such merchandise with a suggested retail price on the price tags.

            Additionally, the Company supplementally informs the Staff that according to information provided by NPD, the Company estimates the size of the off-price apparel retail market in 2004 totaled $16.5 billion. NPD includes within this market the large retail chains owned by Burlington Coat Factory Warehouse Corporation, Ross Stores, Inc., including Ross Dress For Less, and The TJX Companies, Inc., such as Marshalls and T.J. Maxx. For the reported twelve-month periods closest to December 31, 2004, sales for these three retail companies, including sales from non-apparel items such as household goods and accessories, totaled approximately $22.1 billion. Specifically, The TJX Companies, Inc. reported net sales of $14.9 billion for the fiscal year ended January 29, 2005, Ross Stores, Inc. reported net sales of $4.2 billion for the fiscal year ended January 29, 2005, and Burlington Coat Factory Warehouse Corporation reported net sales of $3.0 billion for the twelve-month period ended November 27, 2004. Although none of these retailers have specifically reported apparel net sales as a percentage of their total net sales during these periods, the Company's management believes that apparel sales represent a majority of total net sales for the three retailers, representing at least $11.1 billion or over two-thirds of the total off-price apparel retail market.

      4.    PLEASE NOTE THE UPDATING REQUIREMENTS OF RULE 3-12 OF REGULATION
            S-X.

            The Company confirms that it will comply with all updating requirements of Rule 3-12 of Regulation S-X. The Company has included in Amendment No. 1 audited financial statements for the fiscal year ended January 29, 2005 and has provided updated information throughout the prospectus relating to that financial data, including under Management's Discussion and Analysis of Financial Condition and Results of Operations.
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Securities and Exchange Commission
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Table of Contents

      5. THE FOREPART OF YOUR DOCUMENT SHOULD CONSIST OF THE COVER PAGE, SUMMARY AND RISK FACTORS. PLEASE MOVE THE PARAGRAPHS BENEATH THE TABLE OF CONTENTS TO A MORE APPROPRIATE LOCATION IN YOUR PROSPECTUS.

            The Company has complied with the Staff's comment by revising the disclosure to delete the paragraphs beneath the table of contents within the prospectus. The first such paragraph appears on the back cover of the prospectus, and the information contained in the second such paragraph appears in the Business section under the heading "Intellectual Property" on page 41 of the prospectus.

Prospectus Summary, page 1

      6. THE SUMMARY SECTION IS INTENDED TO PROVIDE A BRIEF OVERVIEW OF THE KEY ASPECTS OF YOUR OFFERING. CURRENTLY, YOUR SUMMARY IS TOO LONG AND REPEATS MUCH OF THE INFORMATION FULLY DISCUSSED IN YOUR BUSINESS SECTION. FOR EXAMPLE, YOU SHOULD REMOVE THE INDUSTRY SECTION FROM THE SUMMARY SINCE IT ALSO APPEARS IN THE BUSINESS SECTION. ALSO, PLEASE REMOVE OR SUBSTANTIALLY SHORTEN YOUR DISCUSSION OF YOUR DIFFERENTIATION STRATEGY, BUSINESS STRENGTHS AND GROWTH STRATEGY. AT A MINIMUM, THESE SECTIONS SHOULD NOT REPEAT OTHER DISCLOSURE IN THE SUMMARY. THE SUMMARY IS ONLY INTENDED TO PROVIDE A BRIEF SNAPSHOT OF THE OFFERING. SEE INSTRUCTION TO ITEM 503(A) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the Summary section of the prospectus to provide a brief overview of the key aspects of the offering, including the increase in average sales per store over the last five years, and to delete the Industry section from the Summary.

Risk Factors, page 6

      7. YOUR RISK FACTORS SECTION SHOULD BE A DISCUSSION OF THE MOST SIGNIFICANT FACTORS THAT MAKE YOU OFFERING SPECULATIVE OR RISKY. YOU SHOULD PLACE RISK FACTORS IN CONTEXT SO YOUR READERS CAN UNDERSTAND THE SPECIFIC RISK AS IT APPLIES TO YOU. SEE SEC RELEASE NO. 33-7497. ALSO, YOU SHOULD NOT PRESENT RISKS THAT ARE GENERIC OR CONTAIN BOILERPLATE LANGUAGE THAT COULD APPLY TO ANY ISSUER OR ANY OFFERING. WE BELIEVE A DISCUSSION OF RISK IN GENERIC TERMS DOES NOT TELL YOUR READERS HOW THE RISK MAY AFFECT THEIR INVESTMENT IN YOU. PLEASE REVISE YOUR RISK FACTORS SECTION GENERALLY TO WRITE EACH RISK FACTOR IN PLAIN ENGLISH AND AVOID USING BOILERPLATE OR GENERIC RISK FACTORS. SEE ITEM 503(C) OF REGULATION S-K. AS EXAMPLES, PLEASE CONSIDER THE FOLLOWING RISK FACTORS:

                  - "EXPANSION INTO NEW MARKETS MAY PRESENT RISKS DIFFERENT FROM OUR EXISTING MARKETS, AND WE MAY HAVE DIFFICULTY OVERCOMING THEM."
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                  -     "OUR BUSINESS AND GROWTH STRATEGIES DEPEND ON OUR
                        ABILITY TO OBTAIN A SUFFICIENT AMOUNT OF MERCHANDISE, AND OUR FAILURE TO MEET CURRENT AND INCREASED MERCHANDISING NEEDS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                  - "CHANGES IN THE REGULATORY ENVIRONMENT GOVERNING OUR BUSINESS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

            FURTHER, SOME OF YOUR RISK FACTOR DISCUSSIONS DO NOT CLEARLY AND CONCISELY CONVEY THE ACTUAL RISK, SUCH AS THE SECOND RISK FACTOR ON PAGE 8 AND THE LAST RISK FACTOR ON PAGE 10. CONSIDER WHETHER OTHER SUBSECTIONS OR ELEMENTS OF A DISCUSSION WITHIN A SUBSECTION ARE NECESSARY FOR THIS SECTION, AND WHETHER CERTAIN RISK FACTORS CAN BE COMBINED SO THEY ARE NOT REPETITIVE. ACCORDINGLY, PLEASE THOROUGHLY REVISE THIS SECTION TO MORE PRECISELY ARTICULATE THE RISKS TO YOUR OFFERING FROM EACH RISK FACTOR, AND TO ENSURE THAT EACH FACTOR IS WRITTEN IN PLAIN ENGLISH. WE MAY HAVE ADDITIONAL COMMENTS BASED UPON YOUR REVISIONS.

            The Company has complied with the Staff's comment by revising the Risk Factors section (i) to indicate the risks that relate specifically to the Company and (ii) to remove boilerplate or generic risk factors. The Company has also revised the Risk Factors section to indicate the risks by related categories. Additionally, the Company has revised the Risk Factors section so that each risk factor is presented fully in plain English. Please see the revised Risk Factors section on pages 6 to 15 of the prospectus.

Our business and growth strategies depend on our ability to obtain a sufficient amount..., page 7

      8. PLEASE CONSIDER BREAKING UP THIS RISK FACTOR TO INCLUDE AN ADDITIONAL RISK FACTOR DISCUSSING YOUR RISKS IN RECEIVING PRODUCTS THAT YOU ARE PROHIBITED FROM SELLING OR THAT ARE COUNTERFEIT BRANDS OR UNLICENSED GOODS.

            The Company has complied with the Staff's comment by revising the risk factor to discuss the Company's risk in receiving products it is prohibited from selling or that comprise counterfeit brands or unlicensed goods. Please see page 7 of the prospectus.

We rely on only two distribution centers, one of which also serves as..., page 7

      9. PLEASE QUANTIFY, TO THE EXTENT POSSIBLE, HOW MUCH OF YOUR TOTAL OPERATIONS DEPEND ON EACH DISTRIBUTION CENTER.

            The Company supplementally informs the Staff that the Company currently operates two distribution centers, the Fahm facility, which the Company owns,
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Securities and Exchange Commission
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            and the Coleman facility, which the Company leases. Both
            distribution centers perform critical processes of the Company's total distribution function. The Coleman building handles all of the Company's receiving functions, while the Fahm building handles all of the Company's shipping functions. Therefore, all of the Company's operations depend on both facilities.

We depend on the experience and expertise of our senior management team..., page
9

      10.   PLEASE IDENTIFY ALL THE KEY PERSONNEL UPON WHOM YOU DEPEND.

            The Company has complied with the Staff's comment by revising the risk factor on page 11 of the prospectus to reflect that R. Edward Anderson and George A. Bellino are the only key personnel upon whom the Company depends.

Our failure to protect our trademarks could have a negative effect..., page 9

      11. PLEASE STATE WHICH OTHER ENTITIES HAVE TRADEMARKS THAT CONTAIN THE WORD "CITI" OR SIMILAR MARKS FOR APPAREL AND CLOTHING. ALSO, PLEASE DISCLOSE THE LIKELIHOOD THAT OTHERS WILL TRY TO PREVENT YOUR MANUFACTURING OR SALE OF YOUR PRIVATE LABEL MERCHANDISE BY CLAIMING THAT YOUR MERCHANDISE VIOLATES THEIR TRADEMARKS OR OTHER PROPRIETARY RIGHTS. FURTHER, PLEASE DISCUSS THE LIKELIHOOD OF THE OTHER ENTITIES' SUCCESS. IF YOU DO NOT KNOW WHICH ENTITIES HAVE THESE RIGHTS, OR THE LIKELIHOOD OF A SUCCESSFUL LAWSUIT IS SMALL, PLEASE CONSIDER DELETING THIS PORTION OF THE RISK FACTOR.

            The Company has complied with the Staff's comment by revising the disclosure in the risk factor on page 10 of the prospectus.
            Based on informal trademark searches conducted by the Company, other entities, including Apparel Resources, Inc., Citicraze Casualware, Inc., T. Juniors Inc. and Citicorp Corp., have live federal trademark registrations that include the word "Citi" for use in connection with clothing generally or women's clothing specifically. Other entities also have cancelled registrations and abandoned applications for marks that include the word "Citi".

Adverse trade restrictions may disrupt our supply of merchandise..., page 12

      12. PLEASE SPECIFY THE FOREIGN COUNTRIES IN WHICH YOUR MERCHANDISE IS CURRENTLY MANUFACTURED, AND PLEASE DISCLOSE ANY SPECIFIC POLITICAL RISKS THAT WOULD EFFECT YOUR BUSINESS OPERATIONS IN THESE COUNTRIES.

            The Company has complied with the Staff's comment by revising the disclosure on page 10 of the prospectus to indicate that the Company currently receives merchandise from China, Taiwan, the Philippines and other areas of the Far East. The Company respectfully submits that it is difficult to assess and predict the specific political risks that may arise in the future within these foreign countries and negatively impact the Company's business operations.

Use of Proceeds, page 17

      13. YOU STATE THAT WITH YOUR PROCEEDS YOU INTEND TO REPAY YOUR OUTSTANDING INDEBTEDNESS TO NATIONAL BANK OF COMMERCE, BANK OF AMERICA, AND CONGRESS FINANCIAL. PLEASE DISCLOSE THE AMOUNTS YOU CURRENTLY OWE TO EACH OF
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Securities and Exchange Commission
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            THESE BANKS AND WHETHER YOU WILL REPAY THE DEBTS IN FULL. ALSO,
            PLEASE TELL US IF THESE DEBTS WERE INCURRED WITHIN THE LAST YEAR. IF SO, PLEASE DESCRIBE THE USE OF THE PROCEEDS OF THIS INDEBTEDNESS OTHER THAN SHORT-TERM BORROWINGS USED FOR WORKING CAPITAL. SEE INSTRUCTION 4 TO ITEM 504 OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the Use of Proceeds disclosure on page 17 of the prospectus to state that the Company will repay all outstanding indebtedness to National Bank of Commerce, Bank of America and Congress Financial. Also, the Company has complied with the Staff's comment by revising the Use of Proceeds disclosure to state the approximate dollar amounts owed to National Bank of Commerce; however, the amounts owed by the Company to each of Bank of America and Congress Financial is unknown at this time due to the revolving nature of the facilities.

            The Company supplementally advises the Staff that the indebtedness under its $3.0 million line of credit with Bank of America and its $25.0 million line of credit with Congress Financial that is being repaid with a portion of the net proceeds from this offering consists of short-term indebtedness incurred for the purchase of inventory and other working capital purposes.

      14. YOU STATE THAT IF YOU HAVE ANY REMAINING NET PROCEEDS YOU WILL USE THE PROCEEDS FOR NEW STORE OPENINGS, INCLUDING THE ACQUISITION OR DESIGN AND CONSTRUCTION OF A NEW DISTRIBUTION CENTER IN FISCAL 2006. SINCE THIS IS AN UNDERWRITTEN OFFERING, IT CAN REASONABLY BE EXPECTED THAT THE ACTUAL PROCEEDS WILL NOT BE SUBSTANTIALLY LESS THAN YOUR AGGREGATE PROCEEDS. THEREFORE, PLEASE TELL US WHY YOU HAVE NOT DETERMINED APPROXIMATELY HOW MUCH OF THE REMAINING PROCEEDS YOU WILL SPEND ON NEW STORE OPENINGS OR A NEW DISTRIBUTION CENTER.

            The Company supplementally informs the Staff that the extent to which the Company will finance the opening of its new stores with internally generated cash flows depends, in part, on its results of operations and therefore it is not possible to establish the precise level of net proceeds from this offering that will be used by the Company for new store openings. In addition, the timing of the Company's design and construction, lease or purchase of a new distribution center is indeterminable at this time. The Company has hired a third party to conduct a site and feasibility study regarding the necessary size and location of the new distribution facility.

      15. ALSO, SINCE THESE PROCEEDS WILL BE USED TO ACQUIRE ASSETS, OTHERWISE THAN IN THE ORDINARY COURSE OF BUSINESS, PLEASE DESCRIBE BRIEFLY AND STATE THE COST OF THESE ASSETS. FURTHER, IF ANY OF THESE ASSETS ARE TO BE ACQUIRED FROM YOUR AFFILIATES OR THEIR ASSOCIATES, PLEASE GIVE THE NAMES OF THE PERSONS FROM WHOM THEY ARE TO BE ACQUIRED AND SET FORTH THE PRINCIPLE FOLLOWED IN DETERMINING THEIR COST. SEE INSTRUCTION 5 TO ITEM 504 OF REGULATION S-K.
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Securities and Exchange Commission
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            The Company supplementally informs the Staff that the costs related to the potential design and construction or purchase of a new distribution center are costs that are incurred in the ordinary course of business of a growth retailer's life cycle. Other than the potential acquisition of the distribution center as discussed above and as specifically disclosed in the prospectus, the Company does not plan to acquire assets other than in the ordinary course of business. The Company additionally informs the Staff that the Company has no current agreement, arrangement, understanding or intention to acquire any assets through or from any affiliates of the Company or any of their associates.

Selected Financial and Operating Data, page 20

      16. PLEASE INCLUDE THE AMOUNTS FOR THE "NET INCOME PER COMMON SHARE" AND "WEIGHTED AVERAGE SHARE."

            For the reasons indicated in the Company's response to Staff comment #1, the Company has not revised the disclosure within the prospectus to include the per share data in Amendment No. 1, but will comply with the Staff's comment and revise the disclosure in a subsequent amendment to include the amounts for the net income per common share and weighted average share.

      17. PLEASE EXPAND THE BALANCE SHEET DATA ON PAGE 21 TO SHOW THE MANDATORY REDEEMABLE PREFERRED STOCK AS A LIABILITY FOR THE YEARS PRIOR TO THE RECLASSIFICATION.

            The Company has complied with the Staff's comment by revising the disclosure within the balance sheet data on page 21 of the prospectus to show mandatory redeemable preferred stock as a liability for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results..., page 22

      18. WE NOTE FROM THE DISCLOSURE ON PAGE 12 THAT YOU ARE INSTITUTING CHANGES TO ADDRESS AND IMPROVE YOUR INTERNAL CONTROL PROCEDURES AND COMPLIANCE CAPABILITIES. IN THIS SECTION, PLEASE DISCUSS THE IMPROVEMENTS THAT YOU MUST MAKE TO YOUR INTERNAL AND DISCLOSURE CONTROLS TO THE EXTENT THAT YOU BELIEVE YOU WILL HAVE DIFFICULTY IMPLEMENTING THESE CHANGES AND THAT THESE AREAS WILL REMAIN A RISK TO YOUR FINANCIAL REPORTING OBLIGATIONS.

            The Company has complied with the Staff's comment by adding disclosure on page 23 of the prospectus relating to the Company's internal control procedures and compliance capabilities. The Company supplementally informs the Staff that it has hired RSM McGladrey, a professional consulting firm, to assist the Company in the compliance process. The Company has revised the disclosure on page 23 of the prospectus to indicate that the Company anticipates retaining additional personnel to assist the Company in satisfying its Section 404 compliance obligations, and is currently evaluating whether such personnel will be retained as consultants or employees of the Company. The Company has experienced difficulty in hiring individuals with experience in financial reporting and compliance with the accounting rules and regulations of the Commission. The Company believes that consultants can fill any short fall related to such employees. Although the Company is instituting changes to address and improve internal control procedures and
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Securities and Exchange Commission
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Page 9


            compliance capabilities, the Company is not aware of any difficulty in implementing these changes and believes that the implementation process presents no material risks to the Company's financial reporting obligations.

      19. PLEASE EXPAND THIS SECTION TO DISCUSS KNOWN MATERIAL TRENDS AND UNCERTAINTIES THAT WILL HAVE, OR ARE REASONABLY LIKELY TO HAVE, A MATERIAL IMPACT ON YOUR REVENUES OR INCOME OR RESULT IN YOUR LIQUIDITY DECREASING OR INCREASING IN ANY MATERIAL WAY. PLEASE PROVIDE ADDITIONAL INFORMATION ABOUT THE QUALITY AND VARIABILITY OF YOUR EARNINGS AND CASH FLOWS SO THAT INVESTORS CAN ASCERTAIN THE LIKELIHOOD OF THE EXTENT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE. WE NOTE, FOR EXAMPLE, THAT YOUR COMPARABLE STORES SALES HAVE DECLINED SIGNIFICANTLY FOR THE 39 WEEKS ENDED OCTOBER 30, 2004 TO LEVELS BELOW THOSE FOLLOWING YOUR REMODELING INITIATIVES. PLEASE DISCUSS WHETHER YOU EXPECT LEVELS TO REMAIN AT THIS LEVEL OR TO INCREASE OR DECREASE. ALSO, YOU SHOULD CONSIDER DISCUSSING THE IMPACT OF ANY CHANGES ON YOUR EARNINGS. FURTHER, PLEASE DISCUSS IN REASONABLE DETAIL:

                  - ECONOMIC OR INDUSTRY-WIDE FACTORS RELEVANT TO YOUR COMPANY, AND

                  - MATERIAL OPPORTUNITIES, CHALLENGES, AND RISKS IN SHORT AND LONG TERM AND THE ACTIONS YOU ARE TAKING TO ADDRESS THEM.

            SEE ITEM 303 OF REGULATION S-K AND SEC RELEASE NO. 33-8350.

            The Company has evaluated the known material trends and uncertainties that have, or are reasonably likely to have, a material impact on the Company's revenues or income or result in the Company's liquidity decreasing or increasing in any material way and respectfully submits that it believes that it has addressed the Staff's comment in its disclosure. The Company also submits that the trends in comparable stores sales growth are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations with specific emphasis in the fifth and sixth paragraphs of the "Overview" of that section.

      20. WE NOTE THAT MANAGEMENT USES OPERATING STATISTICS, SUCH AS CUSTOMER COUNTS, ITEMS PURCHASED PER CUSTOMER, AND AVERAGE ITEM PRICE. PLEASE CONSIDER PROVIDING THESE METRICS AND ANY OTHER STATISTICS, SUCH AS SALES PER SQUARE FOOT AND AVERAGE AMOUNT OF CUSTOMER PURCHASES, TO ENABLE INVESTORS TO VIEW YOUR OPERATIONS THROUGH MANAGEMENT'S EYES.

            With respect to the operating statistics referred to in the Staff's comment, the Company respectfully submits that disclosing such statistics would place the Company at a competitive disadvantage. In addition, the Company disfavors the disclosure of such operating statistics within the prospectus, as the data underlying such statictics is subjective and imprecise. Although operating statistics such as customer counts, items per customer and average item price are useful to management in analyzing operating performance, without knowledge of and experience in the retail apparel industry such operating
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Securities and Exchange Commission
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Page 10


            statistics could be potentially confusing and misleading to investors given the subjectivity of the analysis of such data. In addition, management believes that publicly disclosing such operating statistics would place the Company at a competitive disadvantage to other companies in the discount retail business as other companies do not make such disclosures. However, in response to the Staff's comment, the Company has revised its disclosure on pages 22 and 23 to include information related to average sales per store.

      21. IF YOU CHOOSE TO PRESENT THE NON-GAAP MEASURE OF "AVERAGE STORE LEVEL CASH FLOW" SHOWN ON PAGE 22, PLEASE REVISE TO INCLUDE ALSO THE DISCLOSURES REQUIRED BY ITEM 10(E) OF REGULATION S-K.

            The Company has complied with the Staff's comment by replacing the disclosure on pages 22 and 36 of the prospectus pertaining to "average store level cash flow" with disclosures relating to "store operating profit", including the manner in which store operating profit is calculated.

Overview, page 22

      22. PLEASE DISCLOSE THE STATUS OF ANY ACTIONS YOU HAVE COMPLETED IN FURTHERANCE OF ACQUIRING OR DESIGNING AND CONSTRUCTING A NEW DISTRIBUTION CENTER IN SOUTHEASTERN GEORGIA IN FISCAL YEAR 2006. ALSO, PLEASE STATE THE LIKELIHOOD THAT A NEW DISTRIBUTION CENTER WILL BE OPERATIONAL BY THAT TIME.

            The Company supplementally informs the Staff that the Company is in the needs assessment and site location process relative to its new distribution center. As noted in the Company's response to Staff comment #14 above, the Company believes it will need additional distribution capacity for the spring of 2007 and therefore intends to have a new facility operational by the end of 2006. The Company has hired a third party to conduct a site and feasibility study regarding the necessary size and location of the new distribution facility. The Company expects to receive the results of the study in the near future, and the Company expects that after receipt of the report, the Company will determine whether to design and construct, purchase or lease a new distribution center and will select a suitable location.

      23. PLEASE FURTHER EXPLAIN THE IMPACT THAT THE WTO AGREEMENT ON TEXTILES AND CLOTHING WILL HAVE ON YOUR OPERATIONS. WE NOTE THAT EVEN THOUGH THE AVERAGE DOLLAR AMOUNT OF SALES PER CUSTOMER SPENT IN YOUR STORES WOULD BE REDUCED, APPARENTLY, SO WOULD YOUR COST IN PURCHASING YOUR STOCK GOODS. ALSO, WHAT "VARIOUS ACTIONS" HAVE BEEN TAKEN OR THREATENED BY PARTIES AFFECTED BY THE REMOVAL OF THE QUOTAS, AND WHO ARE THE PARTIES TO WHOM YOU ARE REFERRING?

            The Company respectfully submits that, while the Company's goods could become less expensive, competition will likely require most apparel retailers to decrease proportionately the prices they charge customers for such goods. As a result of the removal of the quotas, the Company may have to sell significantly
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Securities and Exchange Commission
April 7, 2005
Page 11


            more merchandise in order to achieve the same amount of total sales as in prior periods, which could significantly impact the Company's profit margins.

            At the end of 2004, the U.S. textile and apparel industry petitioned the U.S. government to impose "safeguards" (special quantitative restrictions) on twelve categories of textile and apparel based upon the "threat" being posed by the removal of quotas on January 1, 2005. The U.S. government did impose the safeguard measures, but an injunction was imposed by the U.S. Court of International Trade because the actions had been based only on "threat" data. It is expected that the injunction will be reconsidered by the court in late April or mid-May. On April 4, 2005, the U.S. Department of Commerce initiated safeguard proceedings with respect to three products (cotton knit shirts and blouses, cotton trousers and cotton and man-made fiber underwear) to evaluate the effect of removal of the quotas and the necessity of any remedial action.

Results of Operations, page 24

      24. PLEASE DISCUSS ANY OFF-BALANCE SHEET ARRANGEMENTS THAT HAVE, OR ARE REASONABLY LIKELY TO HAVE, A CURRENT OR FUTURE EFFECT ON YOUR FINANCIAL CONDITION, REVENUES OR EXPENSES, RESULTS OF OPERATIONS, LIQUIDITY OR CAPITAL RESOURCES. SEE ITEM 303(A)(4) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 30 of the prospectus to state that, other than the Company's store operating leases, which are described in the prospectus, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, revenue, expenses, results of operations, liquidity or capital resources.

Quarterly Results of Operations, page 26

      25. PLEASE ADD PER SHARE DATA TO YOUR QUARTERLY RESULTS OF OPERATIONS AS REQUIRED BY ITEM 302(A)(L) OF REGULATION S-K.

            For the reasons indicated in the Company's response to Staff comment #1, the Company has not revised the disclosure to include the per share data in Amendment No. 1, but will comply with the Staff's comment and revise the disclosure in a subsequent amendment to add the per share data to the Company's quarterly results of operations.

Liquidity Sources,  Requirements and Contractual Cash Requirements..., page 28

      26. IN THIS SECTION, YOU STATE THAT "[S]OME OPERATING LEASES PROVIDE FOR FIXED MONTHLY RENTALS WHILE OTHERS PROVIDE FOR RENTALS COMPUTED AS A PERCENTAGE OF NET SALES." ON PAGE 40, YOU SAY THAT YOUR "TYPICAL STORE LEASE" REQUIRES YOU TO PAY "PERCENTAGE RENT." PLEASE REVISE ONE OR BOTH OF THESE STATEMENTS SO THAT YOUR DOCUMENT REFLECTS CONSISTENTLY HOW YOUR LEASES ARE STRUCTURED. TO THE EXTENT PRACTICABLE, QUANTIFY THE NUMBER OF LEASES WITH FIXED MONTHLY
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Securities and Exchange Commission
April 7, 2005
Page 12


            RENTALS COMPARED TO THOSE FOR WHICH RENTALS ARE COMPUTED AS A PERCENTAGE OF SALES.

            The Company has complied with the Staff's comment by revising the statements on pages 29 and 30 of the prospectus to ensure the disclosures within the prospectus reflect consistently the manner in which the Company's leases are structured. In addition, on page 41 of the prospectus the Company has added disclosure regarding the one store with a fixed monthly rental as compared to the rest of the Company's stores for which rentals are computed as a percentage of sales.

      27. PLEASE INCLUDE CONTINGENT LEASE PAYMENTS IN THE CONTRACTUAL OBLIGATIONS SCHEDULE, IF ESTIMABLE, ALONG WITH DISCLOSURE OF THE ASSUMPTIONS USED TO CALCULATE THE ESTIMATE.

            The Company has not revised the disclosure to reflect the Staff's comment, as the amount of contingent lease payments for future years is not estimable, in part due to the inability to accurately estimate sales on a per store basis. The Company has added disclosure within footnote 3 on page 29 of the prospectus to reflect the amount recognized by the Company in fiscal 2004.

      28. IN FOOTNOTE 5, PLEASE EXPAND YOUR DISCLOSURE TO INDICATE IF THE TERMINATION FEE TO BE PAID UPON CONSUMMATION OF THE OFFERING HAS BEEN PAID OR WILL BE PAID FROM THE PROCEEDS.

            The Company has complied with the Staff's comment by revising the disclosure in what is now footnote 4 on page 29 of the prospectus to state that the termination fee will be paid no later than December 31, 2005, will be recognized as an expense upon consummation of the offering and will not be paid from the proceeds of the offering.

Critical Accounting Policies, page 30

      29. PLEASE REVISE YOUR DISCLOSURE TO PRESENT A MORE ROBUST DISCUSSION AS TO WHY THESE ARE CRITICAL ACCOUNTING POLICIES. THIS DISCLOSURE SHOULD SUPPLEMENT, NOT DUPLICATE, THE DESCRIPTION OF ACCOUNTING POLICIES THAT ARE ALREADY DISCLOSED IN THE NOTES TO THE FINANCIAL STATEMENTS. THE DISCLOSURE SHOULD PROVIDE GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF INFORMATION REGARDING FINANCIAL CONDITION AND OPERATING PERFORMANCE. THE DISCUSSION IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD PRESENT YOUR ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING A PRINCIPLE AT A GIVEN TIME OR THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS APPLICATION OVER TIME. ADDITIONALLY, PLEASE UNDERTAKE THE FOLLOWING:

                  - DISCUSS WHY MANAGEMENT BELIEVES THE ACCOUNTING POLICY IS CRITICAL;
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Securities and Exchange Commission
April 7, 2005
Page 13


                  - DISCUSS HOW ACCURATE YOUR ESTIMATES AND ASSUMPTIONS HAVE BEEN IN THE PAST, HOW MUCH THEY HAVE CHANGED IN THE PAST, AND WHETHER THEY ARE LIKELY TO CHANGE IN THE FUTURE; AND

                  - INCLUDE QUANTITATIVE DISCLOSURE OF YOUR SENSITIVITY TO CHANGE BASED ON OTHER OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND THAT WOULD HAVE A MATERIAL EFFECT ON THE COMPANY.

            FOR EXAMPLE, FOR YOUR REVENUE RECOGNITION POLICY YOU COULD DISCUSS THE PROVISION FOR SALES RETURNS AND ALLOWANCE FOR DOUBTFUL ACCOUNTS BOTH ON A TOTAL COST BASIS AS WELL AS ON A PERCENTAGE OF REVENUES. YOUR DISCUSSION COULD FURTHER ADDRESS VARIANCES THAT HAVE OCCURRED IN HISTORIC RESULTS, TRENDS, AND FUTURE EXPECTATIONS, AS WELL AS THE IMPACT TO THE STATEMENT OF OPERATIONS RESULTING FROM HYPOTHETICAL CHANGES. SEE ITEM V OF RELEASE NOS. 33-8350/34-48960.

            The Company has complied with the Staff's comment by revising the disclosure within Critical Accounting Policies on pages 30 and 31 of the prospectus to include only those accounting policies that require substantive management judgment and that have the potential to materially affect the Company's financial results.

            With respect to the third bullet point of the Staff's comment, the Company respectfully submits that it would not be practicable to present quantitative information with respect to the Company's critical accounting policies and that such information would not be useful to investors given the nature of such policies.

Business, page 33

      30. SINCE THE STRENGTH OF YOUR BUSINESS OPERATIONS IS IN OFFERING YOUR MERCHANDISE AT DISCOUNTS TO YOUR CUSTOMERS, PLEASE DETAIL YOUR PLANS IF YOU ARE UNABLE TO "OPPORTUNISTICALLY" PURCHASE MERCHANDISE AT REDUCED PRICES AND THROUGH CLOSE-OUTS.

            The Company supplementally informs the Staff that the Company has no alternative plans to being an off-price opportunistic and/or close-out buyer. The Company anticipates being able opportunistically to purchase merchandise at reduced prices and through close-outs. Other large retailers, such as TJ Maxx, have operated for many years as off-price, close-out retailers.

      31. YOU STATE THAT YOU DO NOT SPEND LARGE SUMS ON FIXTURING, LEASEHOLD IMPROVEMENTS, EQUIPMENT, OR OTHER START UP COSTS, YET ON PAGE 22, YOU STATE THAT YOUR AVERAGE INVESTMENT FOR THE 40 STORES OPENED IN FISCAL 2004 WAS APPROXIMATELY $280,000. PLEASE PROVIDE SUPPORT THAT THIS IS NOT A COMPARATIVELY "LARGE SUM" IN YOUR INDUSTRY.

            The Company has complied with the Staff's comment by revising the disclosure on page 22 of the prospectus to delete the statement that the amount was not a comparatively "large sum" in the retail industry.
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Securities and Exchange Commission
April 7, 2005
Page 14


Growth Strategy, page 35

      32. PLEASE EXPLAIN WHAT YOU MEAN BY "MERCHANDISING ENHANCEMENTS" AND THE "EXPANSION OF ADJACENT PRODUCT CATEGORIES." ALSO, PLEASE IDENTIFY THE GEOGRAPHIC AREAS IN WHICH YOU EXPECT TO EXPAND.

            The Company has complied with the Staff's comment by revising the disclosure on pages 22 and 35 of the prospectus to expand on the use of both of the terms. The Company supplementally informs the Staff that the Company uses the term "merchandising enhancements" to describe its strategy to increase the assortment and amount of inventory in certain existing categories for which recent sales and/or sales trends are encouraging. The Company intends to continue to expand its relationships with important vendors and brokers. The phrase "expansion of adjacent product categories" refers to the Company's intention further to expand certain new product areas, such as the Company's home decor, gifts and accessories and intimate apparel product categories, as specifically disclosed on pages 2, 22 and 35 of the prospectus. Based upon an analysis of the Company's target customer, the Company has identified potential store locations and expansion into each of Delaware, Illinois, Indiana, Kentucky, Michigan, Missouri, New Jersey, Ohio, Pennsylvania and Wisconsin by calendar 2008.

Store Operations, page 35

      33. PLEASE DISCUSS HOW YOUR LAYAWAY PROGRAM COMPARES TO INDUSTRY PRACTICE. SEE ITEM L01(C)(1)(VI) OF REGULATION S-K. ALSO, PLEASE DISCLOSE THE AMOUNT OF THE RE-STOCKING FEE.

            The Company supplementally informs the Staff that the Company's management believes competitors in the industry have instituted similar layaway programs. The Company directs the Staff to the Annual Report on Form 10-K filed on April 22, 2004 by one of its direct competitors, The Cato Corporation (the parent company of It's Fashions), which discusses a similar layaway program. The Company has complied with the Staff's comment by revising the disclosure to include the amount of the re-stocking fee.

Product Merchandising and Pricing, page 37

      34. PLEASE IDENTIFY THE MANUFACTURERS OF THE PRODUCTS THAT ARE TYPICALLY REPRESENTED BY NATIONALLY RECOGNIZED BRANDS TO THE EXTENT THAT THESE BRANDS INDIVIDUALLY REPRESENT A MATERIAL PORTION OF YOUR SALES.

            The Company supplementally provides the following list of manufacturers that typically provide nationally recognized brands:
            Baby Phat, Dickies, FuBu, Phat Farm, Rocawear, South Pole and US Polo Association. Although these brands collectively represent a material portion of the Company's sales, no single brand represents a material portion of the Company's sales. The Company has determined not to include the list of manufacturers in the prospectus for several reasons, including the fact that no single brand represents a material portion of the
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Securities and Exchange Commission
April 7, 2005
Page 15


            Company's sales, the requirement to obtain the manufacturers' consent to include them within such a list and the fact that the common practice in the retail industry is not to identify the manufacturers.

Sourcing and Allocation, page 38

      35. PLEASE DISCLOSE THE NAMES OF YOUR TWO INDEPENDENT FASHION CONSULTING FIRMS. ALSO, IF YOU HAVE ANY MATERIAL AGREEMENTS WITH THESE FIRMS, PLEASE FILE THEM AS MATERIAL CONTRACTS. SEE ITEM 601(B)(10) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 38 of the prospectus to identify the two independent fashion consulting firms. The Company supplementally informs the Staff that the Company does not have any agreements with these fashion consulting firms.

      36. PLEASE DISCLOSE WHY YOU BELIEVE ALTERNATE SOURCES OF MERCHANDISE FOR ALL PRODUCT CATEGORIES ARE AVAILABLE AT COMPARABLE PRICES SHOULD YOU CHANGE YOUR SUPPLIERS; ESPECIALLY IF YOUR SALES ARE DEPENDENT ON "NATIONALLY RECOGNIZED BRANDS." FURTHER, PLEASE DISCUSS ANY OTHER FACTORS THAT MAY DISRUPT THE AVAILABILITY OF YOUR PRODUCTS, AND YOUR ALTERNATIVES SHOULD A DISRUPTION OCCUR. SEE ITEM 101(C)(1)(III) OF REGULATION S-K.

            As disclosed on page 37 in the prospectus, approximately 30% of the merchandise that the Company sells is from nationally recognized brands. The Company purchases this nationally recognized brand merchandise from approximately 30 to 50 vendors. The Company believes that alternate sources of merchandise for all product categories are available at comparable prices, as thousands of vendors are available to supply the Company with merchandise. In addition, the Company strives to maintain strong relationships with its vendors in order to obtain quality merchandise in acceptable price ranges.

Distribution, page 39

      37. IN THIS SECTION, YOU DESCRIBE YOUR PRACTICES REGARDING HOW YOU HANDLE WORKING CAPITAL ITEMS. IN ADDITION, PLEASE DISCUSS INDUSTRY PRACTICES IN HANDLING WORKING CAPITAL ITEMS. FOR EXAMPLE, PLEASE DISCLOSE HOW YOU COMPARE WITH OTHERS IN YOUR INDUSTRY IN CARRYING THE PROPER AMOUNT OF INVENTORY TO MEET YOUR DELIVERY REQUIREMENTS AND ASSURE YOURSELF OF A CONTINUOUS ALLOTMENT OF GOODS FROM SUPPLIERS. ALSO, PLEASE DISCUSS YOUR CUSTOMERS' RIGHTS TO RETURN PURCHASED MERCHANDISE, IF ANY, AND HOW YOUR POLICIES COMPARE WITH INDUSTRY PRACTICE. SEE ITEM 101(C)(1)(VI) OF REGULATION S-K.

            The Company supplementally informs the Staff that the Company handles working capital items by establishing and maintaining target inventory turn ratios to measure management's performance. The Company's buyers continuously search for merchandise in the apparel markets on behalf of the Company. The Company supplementally informs the Staff that the Company does not compare
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Securities and Exchange Commission
April 7, 2005
Page 16


            its targets with other retailers, as most retailers have unique ways of calculating inventory performance through inventory turns, weeks of supply or other measures. Overall, the Company's existing and new store sales growth suggests that its has not had significant difficulties in carrying appropriate inventory levels. Additionally, the Company's gross margins have remained consistent from 2000 to 2004, indicating that the Company does not carry an excess of inventory.

            The Company has complied with the Staff's comment by including disclosure about our return policies on page 38 of the prospectus.

Information Technology and Systems, page 39

      38. WE NOTE THAT YOU ANTICIPATE SELLING SELECTED BRANDED APPAREL PROVIDED BY THIRD PARTIES ON YOUR WEBSITE. PLEASE CONSIDER DISCUSSING IN MANAGEMENT'S DISCUSSION AND ANALYSIS YOUR EXPECTATIONS REGARDING THE EFFECT OF THESE SALES ON YOUR RESULTS OF OPERATIONS FOR FUTURE PERIODS TO THE EXTENT THAT YOU BELIEVE THESE SALES WILL HAVE A MATERIAL EFFECT ON YOUR OPERATIONS.

            The Company has not revised its disclosure within the prospectus in response to the Staff's comment because the selling of selected branded apparel on the Company's website is expected to be immaterial in the near term.

Competition, page 40

      39. PLEASE ESTIMATE YOUR COMPETITIVE POSITION RELATIVE TO THE COMPETITORS YOU MENTION. ALSO, PLEASE DISCUSS THE PRINCIPAL METHODS OF COMPETITION AND THE POSITIVE AND NEGATIVE FACTORS PERTAINING TO YOUR COMPETITIVE POSITION. SEE ITEM 101(C)(1)(X) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure in the Business section under the heading "Competition" on page 40 of the prospectus.

Legal Proceedings, page 41

      40. FOR THE TWO PROCEEDINGS THAT YOU MENTION, PLEASE INCLUDE THE NAME OF THE COURT, THE PRINCIPAL PARTIES, A DESCRIPTION OF THE FACTUAL BASIS ALLEGED TO UNDERLIE THE PROCEEDINGS, AND THE RELIEF SOUGHT BY THE PLAINTIFFS. SEE ITEM 103 OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 41 of the prospectus to include the name of the court, the principal parties, a description of the factual basis alleged to underlie the proceedings and the relief sought by the plaintiffs.

Executive Officers and Directors, page 42

      41. ON PAGE 52, YOU STATE THAT MR. BELLINO WAS YOUR CHIEF EXECUTIVE OFFICER AND PRESIDENT FROM APRIL 1999 TO DECEMBER 2001. HOWEVER, IN THIS SECTION, YOU STATE THAT MR. BELLINO HAS BEEN YOUR PRESIDENT AND CHIEF MERCHANDISING OFFICER SINCE JANUARY 1997. PLEASE REVISE OR ADVISE.
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Securities and Exchange Commission
April 7, 2005
Page 17


            The Company has complied with the Staff's comment by revising the disclosure on page 42 of the prospectus to reflect that Mr. Bellino served as the Company's Chief Executive Officer and President from April 1999 to December 2001.

      42. PLEASE DISCLOSE HOW MR. GOFF HAS BEEN "ASSOCIATED" WITH HAMPSHIRE EQUITY PARTNERS SINCE AUGUST 1998. SEE ITEM 401(E) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 43 of the prospectus to delete the words "associated with" and insert the words "employed by" to indicate that Mr. Goff has been employed by Hampshire Equity Partners since August 1998.

Board of Directors Composition After the Offering, page 43

      43. YOU STATE THAT YOU INTEND TO AVAIL YOURSELF OF THE NASDAQ RULE 4350(C) CONTROLLED COMPANY EXCEPTION THAT APPLIES TO COMPANIES WHERE MORE THAN 50% OF THE STOCKHOLDER VOTING POWER IS HELD BY AN INDIVIDUAL, GROUP, OR ANOTHER COMPANY. PLEASE DISCLOSE THE INDIVIDUAL, GROUP, OR COMPANY THAT HAS THE 50% VOTING POWER IN YOU. ALSO, PLEASE DISCLOSE YOUR PLANS FOR COMPLYING WITH NASDAQ RULES SHOULD THE ENTITY'S OWNERSHIP INTEREST FALL BELOW THE 50% OWNERSHIP THRESHOLD.

            The Company has complied with the Staff's comment by revising the disclosure on page 43 of the prospectus to indicate that Hampshire Equity Partners II, L.P. holds more than 50% of the voting power in the Company. The Company has also disclosed that the Company intends to comply with the Nasdaq rules in the event Hampshire's ownership falls below 50% and, as stated on pages 43 and 44 of the prospectus, has established the necessary governance structure to ensure compliance with applicable rules, including the establishment of a board of directors with a majority of independent directors and the establishment of an audit committee chaired by a "financial expert" as defined under the Nasdaq rules.

      44. PLEASE DISCLOSE WHETHER ANY OF THE FIVE DIRECTORS THAT WILL TAKE OFFICE FOLLOWING THE OFFERING ARE HAMPSHIRE'S NOMINATED DIRECTORS. IF SO, PLEASE STATE WHICH DIRECTORS WERE NOMINATED BY HAMPSHIRE. ALSO, PLEASE TELL US HOW MR. FLYNN SATISFIES THE INDEPENDENCE REQUIREMENTS OF THE NASDAQ RULES.

            The Company has complied with the Staff's comment by revising the disclosure on page 43 of the prospectus to indicate that the sole Hampshire-nominated director will be Gregory Flynn. The majority of the board of directors will be independent, and the three independent directors will be John Lupo, Tracy Noll and the director nominee. The Company does not intend for Gregory Flynn to satisfy the independence requirements of the Nasdaq rules and, because the majority of the board of directors comprises independent directors, the Company does not believe it is necessary for Mr. Flynn to satisfy such requirements.

Securities and Exchange Commission
April 7, 2005
Page 18


Director Compensation, page 46

      45. PLEASE DISCLOSE THE AMOUNT OF OPTIONS GIVEN TO YOUR DIRECTORS AS COMPENSATION FOR THEIR SERVICES AND THE EXERCISE PRICE OF THE OPTIONS. SEE ITEM 402(G) OF REGULATION S-K.

            The Company has complied with the Staff's comment by revising the disclosure on page 46 of the prospectus to include the amount of options given to the Company's independent directors as compensation for their services and the exercise price of such options.

Management Consulting Agreement, page 55

      46. PLEASE FILE YOUR AMENDED AND RESTATED MANAGEMENT CONSULTING AGREEMENT, EFFECTIVE FEBRUARY 1, 2004, AS AN EXHIBIT TO THIS DOCUMENT. ALSO, PLEASE DISCLOSE WHETHER THE TERMS OF THIS AGREEMENT ARE COMPARABLE TO THOSE YOU COULD HAVE OBTAINED FROM AN UNAFFILIATED THIRD PARTY.

            The Company has complied with the Staff's comment by filing with Amendment No. 1 the Amended and Restated Management Consulting Agreement, effective February 1, 2004, as Exhibit 10.14. The Company has also complied with the Staff's comment by revising the disclosure on page 55 of the prospectus to state that the Company believes the terms of the Amended and Restated Management Consulting Agreement are comparable to those the Company could have obtained from an unaffiliated third party.

      47. IN YOUR STOCKHOLDERS AGREEMENT DATED APRIL 13, 1999, YOU STATE THAT FOUR MEMBERS OF YOUR BOARD MAY BE DESIGNATED BY THE OWNERS OF THE MAJORITY OF THE VOTING STOCK BENEFICIALLY OWNED BY HAMPSHIRE EQUITY PARTNERS AND ITS AFFILIATES. HOWEVER, ACCORDING TO YOUR NOMINATING AGREEMENT WITH HAMPSHIRE EQUITY PARTNERS, HAMPSHIRE IS PERMITTED TO DESIGNATE ONLY UP TO TWO DIRECTORS TO BE NOMINATED, DEPENDING ON THE HAMPSHIRE'S STOCK OWNERSHIP. PLEASE CLARIFY WHETHER THE NOMINATING AGREEMENT WILL SUPERSEDE THIS PROVISION OF THE STOCKHOLDERS AGREEMENT.

            The Company has complied with the Staff's comment by revising the disclosure on page 55 of the prospectus to clarify the fact that, pursuant to its terms, all of the provisions of the stockholders agreement will terminate upon consummation of the offering, other than the registration rights described under "Related Party Transactions - Stockholders Agreement." In addition, as described in the prospectus the parties thereto intend to terminate the stockholders agreement in connection with the offering.

Principal and Selling Stockholders, page 57

      48. PLEASE IDENTIFY THE BENEFICIAL OWNER THAT HAS THE ULTIMATE VOTING OR INVESTMENT CONTROL OVER THE SHARES OF HAMPSHIRE EQUITY PARTNERS II, L.P. LISTED IN YOUR SELLING SHAREHOLDER TABLE ON PAGE 57. SEE INTERPRETATION 60 UNDER SECTION I. REGULATION S-K IN THE DIVISION OF CORPORATION FINANCE'S

Securities and Exchange Commission
April 7, 2005
Page 19


            MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS (JULY 1997). PLEASE UPDATE THIS INFORMATION SO IT IS PRESENTED AS OF THE MOST RECENT PRACTICABLE DATE. SEE ITEM 403 OF REGULATION S-K.

            The Company has revised the disclosure on page 57 of the prospectus to comply with the Staff's comment.

Lock-Up Agreements, page 62

      49. PLEASE TELL US WHAT FACTORS CIBC WORK MARKETS CORP. WOULD TAKE INTO CONSIDERATION IN DECIDING WHETHER TO CONSENT TO A DISPOSITION OF SECURITIES PRIOR TO THE EXPIRATION OF THE LOCK-UP.

            The Company has been advised by CIBC World Markets Corp. that the release of any lock-up agreement by it will be considered on a case-by-case basis. Factors in any such decision may include the length of time before the lock-up agreement expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company's common stock, and the identity of the person or entity seeking the release (i.e. the Company or one of the Company's affiliates, shareholders, executive officers or directors). The Company has been advised by the underwriters that the underwriters have no current intention of waiving the lock-ups.

Underwriting, page 64

      50. PLEASE DISCLOSE WHICH OF YOUR SELLING SHAREHOLDERS ARE AFFILIATES, AND DISCLOSE THAT AN AFFILIATE MAY BE DEEMED TO BE AN UNDERWRITER UNDER THE FEDERAL SECURITIES LAWS.

            The Company has complied with the Staff's comment by revising the disclosure on page 66 of the prospectus in accordance with the Staff's comment.

      51. PLEASE IDENTIFY ANY MEMBERS OF THE UNDERWRITING SYNDICATE THAT WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE, OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES, OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PLEASE SUPPLEMENT YOUR RESPONSE PROMPTLY TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. ALSO, PLEASE BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING. IN YOUR DISCUSSION OF THE PROCEDURES, TELL US HOW THEY ENSURE THAT THE DISTRIBUTION COMPLIES WITH SECTION 5 OF THE SECURITIES ACT. IN PARTICULAR, PLEASE ADDRESS:

                  -     THE COMMUNICATION USED;

                  -     THE AVAILABILITY OF THE PRELIMINARY PROSPECTUS;

Securities and Exchange Commission
April 7, 2005
Page 20


                  - THE MANNER OF CONDUCTING THE DISTRIBUTION AND SALE, SUCH AS THE USE OF INDICATIONS OF INTEREST OR CONDITIONAL OFFERS; AND

                  -     THE FUNDING OF AN ACCOUNT AND PAYMENT OF THE PURCHASE
                        PRICE.

            FINALLY, PLEASE TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE. WE MAY HAVE FURTHER COMMENT.

            Based on information provided to the Company by CIBC World Markets Corp., Wachovia Capital Markets, LLC, SG Cowen & Co., LLC and Piper Jaffray & Co., neither they nor any of their affiliates intend to engage in any electronic offer, sale or distribution in connection with the offering.

            The Company has also been informed by CIBC World Markets Corp., Wachovia Capital Markets, LLC, SG Cowen & Co., LLC and Piper Jaffray & Co. (collectively, the "Representatives") that they do not currently have any arrangement or intention to host or provide access to the preliminary prospectus on the Internet. If any of the Representatives chooses to host or provide access to the preliminary prospectus on the Internet, they will do so on a password protected website such as Yahoo! Net RoadShow, inform the Commission of their intention and inform the Commission on which website they intend to host or provide access to the preliminary prospectus.

      52. PLEASE TELL US WHETHER YOU PLAN TO HAVE A DIRECTED SHARE PROGRAM FOR EMPLOYEES AND OTHERS. IF SO, PLEASE SUPPLEMENTALLY TELL US THE MECHANICS OF HOW AND WHEN THESE SHARES WILL BE OFFERED AND SOLD TO PERSONS IN THE DIRECTED SHARE PROGRAM. FOR EXAMPLE, PLEASE EXPLAIN FOR US HOW YOU WILL DETERMINE THE PROSPECTIVE RECIPIENTS OF RESERVED SHARES. TELL US WHEN AND HOW THEY WILL INDICATE THEIR INTEREST IN PURCHASING SHARES. ALSO, PLEASE TELL US HOW AND WHEN THE ISSUER AND UNDERWRITERS WILL CONTACT THE DIRECT SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. WHEN WILL THE SHARES AND MONEY BE EXCHANGED? WHEN DO PURCHASERS BECOME COMMITTED TO PURCHASE THEIR SHARES? HOW AND WHEN WILL THE NUMBER OF SHARES OFFERED BE DETERMINED? WILL THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC?

            The Company does not plan to have a directed share program for employees or others in connection with the offering.

      53. PLEASE TELL US WHETHER ONE OF THE UNDERWRITERS, OTHER THAN CIBC WORLD MARKETS CORP., WILL ACT AS A QUALIFIED INDEPENDENT UNDERWRITER.

Securities and Exchange Commission
April 7, 2005
Page 21


            The Company has been advised by the Representatives that there is no "conflict of interest" or any other situation described by the Conduct Rules of the National Association of Securities Dealers, Inc. (the "Conduct Rules") that would necessitate a "qualified independent underwriter" for the offering as prescribed by Conduct Rule 2720(c)(3).

FINANCIAL STATEMENTS

Note 2, Summary of Significant Accounting Policies, page F-7

General

      54. WE NOTE YOUR DISCLOSURE ON PAGE 23 THAT HANDLING AND DISTRIBUTION CENTER COSTS ARE INCLUDED IN SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. PLEASE EXPAND YOUR DISCLOSURE IN THAT SECTION AND IN THE NOTES TO THE FINANCIAL STATEMENTS TO DESCRIBE THE COSTS INCLUDED IN COSTS OF SALES. PLEASE INDICATE SPECIFICALLY WHETHER YOU INCLUDE PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, INTERNAL TRANSFER COSTS, AND OTHER COSTS OF YOUR DISTRIBUTION NETWORK. FOR THOSE COSTS YOU EXCLUDED, SUCH AS THE DISTRIBUTION CENTER COSTS, PLEASE TELL US WHY THE COSTS ARE EXCLUDED AND DISCLOSE:

                  - THE LINE ITEM THAT THE EXCLUDED COSTS ARE INCLUDED IN, FOR EXAMPLE, SELLING GENERAL, AND ADMINISTRATIVE, AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED; AND

                  - IN YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION, THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO OTHERS, SINCE SOME ENTITIES INCLUDE THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF GOODS SOLD AND OTHERS, LIKE YOU, EXCLUDE ALL OR A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM SUCH AS SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES.

            The Company has complied with the Staff's comment by revising the disclosures within Management's Discussion and Analysis of Financial Condition and Results of Operations and the notes to the financial statements to describe the distribution center costs included in costs of sales.

Note 2(c), Inventory, page F-7

      55. WE NOTE THAT YOU RECORD A PROVISION FOR INVENTORY SHRINKAGE. PLEASE INCLUDE THE ACTIVITY IN THAT RESERVE IN SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS, UNLESS SUBSTANTIALLY THE SAME INFORMATION IS PRESENTED IN THE FINANCIAL STATEMENTS. SEE RULES 5-04 AND 12-09 OF REGULATION S-X.

            The Company has complied with the Staff's comment by including the activity in Note 11 to the financial statements on page F-18 of the prospectus.

Securities and Exchange Commission
April 7, 2005
Page 22


Note 2(g),  Stock-Based Compensation, page F-8

      56. PLEASE ADD BASIC AND DILUTED EARNINGS PER SHARE AS REPORTED AND THE PER SHARE EFFECT OF THE APPLICATION OF FAS 123 TO THE
            RECONCILIATION. SEE PARAGRAPH 45(C)(1) OF FAS 123.

            The Company has complied with the Staff's comment by revising the disclosure within Note 2 of the financial statements on page F-7 of the prospectus to include the per share data.

Note 2(h), Revenue Recognition, page F-8

      57. PLEASE DISCLOSE HOW YOU ACCOUNT FOR SALES RETURNS AND YOUR METHODOLOGY FOR DETERMINING A RESERVE FOR SALES RETURNS, IF ANY. IN ADDITION, IF CHANGES IN ESTIMATED RETURNS RECOGNIZED ARE MATERIAL, PLEASE DISCLOSE. SEE PARAGRAPHS 6-8 OF FAS 48. PLEASE INCLUDE THE ACTIVITY IN THE RESERVE IN SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS, UNLESS SUBSTANTIALLY THE SAME INFORMATION IS PRESENTED IN THE FINANCIAL STATEMENTS. SEE RULES 5-04 AND 12-09 OF REGULATION S-X.

            The Company has complied with the Staff's comment by adding disclosure on page F-18 of the prospectus regarding how the Company accounts for sales returns and its methodology for determining a reserve for sales returns. The Company does not believe that the reserve for sales returns is material. As of January 29, 2005 and January 31, 2004, the Company's reserves for sales returns was $70,000 and $40,000, respectively.

Note 2(o), Business Reporting Segments, page F-l0

      58. WE NOTE THAT YOU REPORT ONLY ONE OPERATING SEGMENT. IN THE BUSINESS SECTION ON PAGE 37, YOU DISPLAY REVENUES BY MERCHANDISE ASSORTMENT, INCLUDING WOMEN'S, CHILDREN'S, MEN'S, ETC. THEREFORE, IT APPEARS THAT DISCRETE FINANCIAL INFORMATION IS AVAILABLE. IN ADDITION, YOU MENTION THROUGHOUT THE REGISTRATION STATEMENT THAT ONE OF YOUR GROWTH STRATEGIES INVOLVES THE EXPANSION OF ADJACENT PRODUCT CATEGORIES, SUCH AS HOME DECOR AND INTIMATE APPAREL. PLEASE TELL US HOW YOU CONSIDERED PARAGRAPH 10 OF FAS 131 IN YOUR DETERMINATION THAT YOU HAVE ONLY ONE REPORTABLE OPERATING SEGMENT AND WHETHER YOU HAVE AGGREGATED SEGMENTS. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

            The Company supplementally informs the Staff that the Company has one operating segment with different merchandise categories. The Company does not maintain profit and loss statements or cost centers by merchandising categories. Although the Company reviews sales by merchandise categories, it does not consider them to be separate, reportable segments in relation to FAS 131.

Securities and Exchange Commission
April 7, 2005
Page 23


Note 8, Stockholders' Equity, page F-13

      59. WE NOTE YOU HAVE A STOCK OPTION PLAN THAT PERMITS UP TO APPROXIMATELY 75,000 SHARES TO BE GRANTED THROUGH THE ISSUANCES OF OPTIONS. WE ASSUME THAT THE ESTIMATE OF FAIR VALUE OF THE UNDERLYING STOCK AT THE GRANT DATE IS AT THE DISCRETION OF THE BOARD OF DIRECTORS. ALSO, WE NOTE THAT YOU RECORDED COMPENSATION EXPENSE FOR THE INTRINSIC VALUE OF OPTIONS GRANTED BASED ON YOUR FAIR VALUE ESTIMATE. PLEASE PROVIDE THE FOLLOWING INFORMATION:

                  - THE ESTIMATED OFFERING RANGE THAT WAS INITIALLY DISCUSSED WITH THE LEAD UNDERWRITER OR SYNDICATE, INCLUDING THE DATE THE OFFERING PRICE WAS FIRST DISCUSSED EITHER FORMALLY OR INFORMALLY. SPECIFICALLY, TELL US WHETHER THIS WOULD HAVE DIFFERED FROM THE OFFERING PRICE RANGE THAT WOULD NORMALLY HAVE APPEARED ON PAGE 1 OF THE PROSPECTUS IN YOUR INITIAL FILING;

                  - FOR THE MOST RECENT FISCAL YEAR TO THE LATEST PRACTICABLE DATE, A LISTING OF OPTIONS OR OTHER EQUITY INSTRUMENTS GRANTED TO EMPLOYEES THAT INDICATES THE DATE OF GRANT/ISSUANCE, THE EXERCISE/PURCHASE PRICE, AND THE AMOUNT OF DEFERRED COMPENSATION RECORDED ON EACH GRANT/ISSUANCE;

                  - OBJECTIVE EVIDENCE OF FAIR VALUE OF THE UNDERLYING SHARES SUPPORTING THE OPTIONS OR SHARE GRANTS. THIS INFORMATION WOULD INCLUDE THE PRICES AT WHICH CONTEMPORANEOUS SALES OF COMMON OR CONVERTIBLE PREFERRED SECURITIES TOOK PLACE, INDEPENDENT APPRAISALS OBTAINED PRIOR TO OPTION GRANTS, OR ANY OTHER INFORMATION THAT SUPPORTS YOUR DETERMINATION OF FAIR VALUE;

                  - A TIME LINE OF COMPANY SPECIFIC EVENTS THAT SUPPORTS THE RELATIVE INCREASE/DECREASE IN FAIR VALUE OF YOUR EQUITY SECURITIES BASED ON COMPANY SPECIFIC MILESTONES OR OTHER ECONOMIC EVENTS. NOTE THAT THIS TIME LINE SHOULD CULMINATE IN THE OFFERING RANGE INITIALLY DISCUSSED AND CURRENTLY DISCUSSED; AND

                  - ANY OTHER PERTINENT INFORMATION NECESSARY FOR US TO MAKE AN INDEPENDENT EVALUATION OF YOUR JUDGMENTS/ESTIMATES SURROUNDING THE ISSUE OF STOCK COMPENSATION.

            WE MAY HAVE FURTHER COMMENT UPON REVIEW OF YOUR RESPONSE.

            The Company supplementally informs the Staff that the Company's Board of Directors has determined the fair value of the Company's stock on a quarterly basis since the year ended January 2002 by using a consistent formula based on the twelve-month rolling EBITDA of the Company multiplied by a private company multiple less outstanding debt. The price multiple, equal to 5.5 times EBITDA, is based on other private transactions observed during the past year.

Securities and Exchange Commission
April 7, 2005
Page 24


            Please see Exhibit A attached hereto for the calculation of the Company's valuation as of the beginning of fiscal 2004 and as of the end of each of the first three quarters of fiscal 2004, and see Exhibit B attached hereto for the comparable private company price multiples on private transactions.

            The Company supplementally informs the Staff that the Company selected CIBC as the lead underwriter during August 2004. The estimated offering range initially discussed with CIBC at that time was a total market cap value of $160 million to $200 million, based upon the Company's projected 2006 earnings. This price range has not varied significantly during the Company's relationship with CIBC as the lead underwriter. The Company's 2004 actual performance (as now shown in the prospectus) did not deviate significantly from the range of expected earnings for 2004 during the initial pricing discussions.

            Per your request, the Company has supplementally attached a listing of all stock option grants from January 1, 2004 to present. No options have been granted since October 31, 2004. See Exhibit C attached hereto for the grant listing and Exhibit D attached hereto for the Black-Scholes calculation of the compensation expense required to be disclosed in the financial statements for fiscal 2004.

            Although no independent appraisals have been conducted in support of the Company's valuations for stock option grants, the Company believes that Exhibits A and B hereto support the enterprise valuations that the Company utilized in assigning appropriate values to the 2004 grants. Exhibit A also serves as a timeline of "milestones or economic events" as it shows the consistent quarterly valuation of the Company's stock based on quarterly earnings performance. Please note that the Company did not make a determination to proceed with the initial public offering process until December 2004. Also, please note that, consistent with many other apparel companies operating in the retail industry, the Company earned approximately 67% of its net income for fiscal 2004 during the fourth quarter and, therefore, would realize a significant increase in valuation upon the achievement of this level of sales and earnings performance in the fourth quarter.

            Based on the above, the Company believes that it has properly valued it stock transactions during fiscal 2004.

Note 10, Related Party Transactions, page F-16

      60. PLEASE EXPAND YOUR DISCLOSURE TO INDICATE HOW MANAGEMENT FEES ARE DETERMINED AND THE NATURE OF THE CONSULTING SERVICES PROVIDED BY THE AFFILIATE. ALSO, PLEASE DISCLOSE THE TERMINATION FEE AND ANY OTHER PERTINENT TERMS OF THE AGREEMENT.

            The Company has complied with the Staff's comment by revising the disclosure in the revised notes to the financial statements. See
            Note 11 on page F-18.

Securities and Exchange Commission
April 7, 2005
Page 25


39 Weeks Ended October 30, 2004 and November 1, 2003
Condensed Statements of Cash Flows, page F-31

      61. WE NOTE THE MATURITIES OF YOUR REVOLVING LINES OF CREDIT ARE 12 MONTHS AND MORE. PLEASE ADVISE OR REVISE TO SHOW CASH BORROWINGS AND REPAYMENTS GROSS. SEE PARAGRAPH 13 OF SFAS 95.

            The Company has complied with the Staff's comment by revising the Statements of Cash Flows on page F-5 of the prospectus to show cash borrowings and gross repayments.

PART II

Signatures, page II-5

      62. IN ADDITION TO THOSE WHO HAVE SIGNED YOUR DOCUMENT ALREADY, PLEASE HAVE YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER SIGN YOUR DOCUMENT, OR IDENTIFY THE PERSON WHO IS FULFILLING THAT FUNCTION. SEE INSTRUCTIONS TO THE SIGNATURES SECTION OF FORM S-1.

            The Company has complied with the Staff's comment by revising the disclosure to indicate Thomas Stoltz is the Company's principal accounting officer. Please see the reference to Thomas Stoltz as the Company's principal accounting officer on page II-5.

                          *    *    *    *    *    *

      We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please do not hesitate to contact the undersigned at (212) 318-6400.

      Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,



/s/ William F. Schwitter
for PAUL, HASTINGS, JANOFSKY & WALKER LLP


cc:   R. Edward Anderson
      John Fieldsend, Staff Attorney

                                   EXHIBIT A
                                   ---------

CITI TRENDS, INC.
COMMON STOCK VALUATION ANALYSIS

($000's Except Shares Outstanding)

                                                                        Fourth           First          Second           Third
                                                                        Quarter         Quarter         Quarter         Quarter
                                                                         2003            2004            2004            2004
                                                                        Actual          Actual          Actual          Actual
                                                                       31-JAN-04       1-MAY-04        31-JUL-04       30-OCT-04
                                                                       VALUATION       VALUATION       VALUATION       VALUATION
                                                                       ---------       ---------       ---------       ---------
Operating Data -- EBITDA                                                $ 14,130        $ 14,728        $ 14,780        $ 15,121
Multiple                                                                    5.5X            5.5X            5.5X            5.5X
Enterprise Value                                                        $ 77,715        $ 81,004        $ 81,290        $ 83,166

Cash from Option Proceeds                                               $    567        $    712        $    776        $  1,028
Revolver Balance & Lease Obligations                                       3,481           3,820           3,721           2,675
Preferred Stock                                                            5,160           5,241           4,823           4,404
Equity Value                                                            $ 69,641        $ 72,655        $ 73,522        $ 77,115

Primary Shares Outstanding                                               357,500         357,500         357,500         357,500
Options                                                                   53,596          54,724          55,899          57,823

Ex. Price ($10/share, divided by 1,000 for presentation in '000s)       $   0.01        $   0.01        $   0.01        $   0.02
Exercise Proceeds                                                       $    567        $    712        $    776        $  1,028

Fully Diluted Shares Outstanding                                         411,096         412,224         413,399         415,323

Per Share Value - Pre Liquidity Discount                                $ 169.40        $ 176.25        $ 177.85        $ 185.67
Liquidity Discount (Based on Ibbotson's Size Premium)                        0.0%            0.0%            0.0%            0.0%
Per Share Value                                                         $ 169.40        $ 176.25        $ 177.85        $ 185.67
USE                                                                     $ 170.00        $ 177.00        $ 178.00        $ 186.00

                                   EXHIBIT B
                                   ---------
CITI TRENDS, INC.

COMPARABLE SPECIALTY RETAIL TRANSACTION LISTING

                                                                  TRANSACTION
                                                                     VALUE
                                                                     AS A
                                                                   MULTIPLE
                                                                    OF LTM
     BUYER                              SELLER                      EBITDA
------------------------      -------------------------------    ---------------
Crescent Capital              Loehman's                             7.10x

Saunders Karp & Megrue        CoMark                                4.10x

Saunders Karp & Megrue        Ollies                                5.90x

Kids Outlet LLC               W&W Wholesale Inc.                    5.60x

Casual Male Retail Group      Rochester Big and Tall Clothing       5.70x

Sun Capital & Cerberus        Mervyns Inc. (Target)                 5.90x

Genesco                       Hat World                             7.50x

Gart Sports                   Sports Authority                      4.60x

Advance Auto                  Discount Auto Parts                   6.60x

Gart Sports                   Oshmans                               3.10x

Bon-Ton Stores                Elder-Beerman Stores                  5.90x

Retail Brand Alliance         Brooks Brothers                       4.80x

                              AVERAGE                               5.56X

                                   EXHIBIT C
                                   ---------

CITI TRENDS, INC.

Option Worksheet

                                                                                        First Quarter 2004
                                                                            ------------------------------------------
                                                      Date of     Strike     Options              Granted      Balance
                                                                            ---------  -------  -----------
Name                 Title                             Grant      Price      Forfeits    Exerc    Additions   5/1/2004
--------------       --------------                   -------    ---------  ---------  -------  ------------  ---------
John Lupo            Director                         3/10/2004   $170.00                             100        100
Tracy Noll           Director                         3/10/2004   $170.00                             100        100
Chris Bergen         Contoller                        3/23/2004   $170.00                             200        200
Charles Cheeseman    Director of DC                   4/19/2004   $170.00                             400        400
S.L. Timberman       Buyer                            4/29/2004   $170.00                             400        400
Amanda Beggs         Buyer                            4/29/2004   $170.00                             200        200
Rimma Shusterman     Buyer                            5/3/2004    $177.00
Jack O'Hara          VP of Real Estate                5/26/2004   $177.00
Diane Coker          District Manager                 5/30/2004   $178.00
Eliza Lowery         District Manager                 5/30/2004   $178.00
Debbie Addison       District Manager                 5/30/2004   $178.00
Paula Allen          Buyer                            9/17/2004   $178.00
Chris Hutton         Dirctor of IS                    9/29/2004   $178.00
Jane Neville         Divisional Merchandise Manager   10/14/2004  $178.00
HEP                  Shareholder                      10/30/2004  $178.00
Bellino              Shareholder                      10/30/2004  $178.00
Anderson             Shareholder                      10/30/2004  $178.00
Dillon               Shareholder                      10/30/2004  $178.00
Noll                 Shareholder                      10/30/2004  $178.00

Total Options                                                                     -         -        1,400      1,400
                                                                             =========  =========   ==========  ========

                                                                                         Second Quarter 2004
                                                                              ------------------------------------------
                                                       Date of     Strike     Options               Granted       Balance
                                                                              ----------  -------  ----------
Name                 Title                              Grant      Price       Forfeits    Exerc    Additions    7/31/2004
--------------       --------------                    -------    ---------   ----------  -------  ------------  ---------
John Lupo            Director                          3/10/2004   $170.00                                          100
Tracy Noll           Director                          3/10/2004   $170.00                                          100
Chris Bergen         Contoller                         3/23/2004   $170.00                                          200
Charles Cheeseman    Director of DC                    4/19/2004   $170.00                                          400
S.L. Timberman       Buyer                             4/29/2004   $170.00                                          400
Amanda Beggs         Buyer                             4/29/2004   $170.00                                          200
Rimma Shusterman     Buyer                             5/3/2004    $177.00                                600       600
Jack O'Hara          VP of Real Estate                 5/26/2004   $177.00                                200       200
Diane Coker          District Manager                  5/30/2004   $178.00
Eliza Lowery         District Manager                  5/30/2004   $178.00
Debbie Addison       District Manager                  5/30/2004   $178.00
Paula Allen          Buyer                             9/17/2004   $178.00
Chris Hutton         Dirctor of IS                     9/29/2004   $178.00
Jane Neville         Divisional Merchandise Manager    10/14/2004  $178.00
HEP                  Shareholder                       10/30/2004  $178.00
Bellino              Shareholder                       10/30/2004  $178.00
Anderson             Shareholder                       10/30/2004  $178.00
Dillon               Shareholder                       10/30/2004  $178.00
Noll                 Shareholder                       10/30/2004  $178.00

Total Options                                                                     -        -              800     2,200
                                                                              =========  =========   ==========  ========

                                                                                           Third Quarter 2004
                                                                               ------------------------------------------
                                                       Date of      Strike     Options              Granted       Balance
                                                                               -----------  ------ ----------
Name                 Title                              Grant       Price       Forfeits    Exerc   Additions   10/30/2004
--------------       --------------                    -------     ---------   -----------  ------ -----------  ----------
John Lupo            Director                          3/10/2004    $170.00                                         100
Tracy Noll           Director                          3/10/2004    $170.00                                         100
Chris Bergen         Contoller                         3/23/2004    $170.00                                         200
Charles Cheeseman    Director of DC                    4/19/2004    $170.00                                         400
S.L. Timberman       Buyer                             4/29/2004    $170.00                                         400
Amanda Beggs         Buyer                             4/29/2004    $170.00                                         200
Rimma Shusterman     Buyer                             5/3/2004     $177.00                                         600
Jack O'Hara          VP of Real Estate                 5/26/2004    $177.00                                         200
Diane Coker          District Manager                  5/30/2004    $178.00                              200        200
Eliza Lowery         District Manager                  5/30/2004    $178.00                              200        200
Debbie Addison       District Manager                  5/30/2004    $178.00                              200        200
Paula Allen          Buyer                             9/17/2004    $178.00                              200        200
Chris Hutton         Dirctor of IS                     9/29/2004    $178.00                              200        200
Jane Neville         Divisional Merchandise Manager    10/14/2004   $178.00                              400        400
HEP                  Shareholder                       10/30/2004   $178.00                            1,137     1 ,137
Bellino              Shareholder                       10/30/2004   $178.00                               26         26
Anderson             Shareholder                       10/30/2004   $178.00                               12         12
Dillon               Shareholder                       10/30/2004   $178.00                               18         18
Noll                 Shareholder                       10/30/2004   $178.00                                6          6

Total Options                                                                      -        -          2,599      4,799
                                                                               =========  =========   ==========  ========

                                                                                          Fourth Quarter 2004
                                                                               ------------------------------------------
                                                       Date of      Strike     Options               Granted       Balance
                                                                               ---------  -------  -----------
Name                 Title                              Grant       Price       Forfeits    Exerc    Additions    1/29/2004
--------------       --------------                    -------     ---------   ---------  -------  ------------  ----------
John Lupo            Director                          3/10/2004    $170.00                                          100
Tracy Noll           Director                          3/10/2004    $170.00                                          100
Chris Bergen         Contoller                         3/23/2004    $170.00                                          200
Charles Cheeseman    Director of DC                    4/19/2004    $170.00                                          400
S.L. Timberman       Buyer                             4/29/2004    $170.00                                          400
Amanda Beggs         Buyer                             4/29/2004    $170.00                                          200
Rimma Shusterman     Buyer                             5/3/2004     $177.00                                          600
Jack O'Hara          VP of Real Estate                 5/26/2004    $177.00                                          200
Diane Coker          District Manager                  5/30/2004    $178.00                                          200
Eliza Lowery         District Manager                  5/30/2004    $178.00                                          200
Debbie Addison       District Manager                  5/30/2004    $178.00                                          200
Paula Allen          Buyer                             9/17/2004    $178.00                                          200
Chris Hutton         Dirctor of IS                     9/29/2004    $178.00                                          200
Jane Neville         Divisional Merchandise Manager    10/14/2004   $178.00                                          400
HEP                  Shareholder                       10/30/2004   $178.00                                       1 ,137
Bellino              Shareholder                       10/30/2004   $178.00                                           26
Anderson             Shareholder                       10/30/2004   $178.00                                           12
Dillon               Shareholder                       10/30/2004   $178.00                                           18
Noll                 Shareholder                       10/30/2004   $178.00                                            6

Total Options                                                                      -          -           -        4,799
                                                                               =========  =========   ==========  ========

                                   EXHIBIT D
                                   ---------
FAS 123 Pro Forma Net Income Disclosures:

                                                              Compensation                     Fiscal 2004
                                           FYE 1/29/05          Expense                          Grants
                                                          Pre-Tax     After-Tax           Pre-Tax     After-Tax
Net Income As Reported                       7,257,245
                                        ---------------

Addback:
  Option expense recorded by CitiTrends         44,627                                                           Expensed
  Option expense recorded for Hampshire         58,672     103,299       63,508             58,672       36,072  in Income Statement

Deduct:
 Management 123 expense                       (153,672)                             1      (85,824)     (52,765)
 Director 123 expense                           (9,869)                             2       (9,869)      (6,068)
 Anti-Dilutive expense                         (61,871)   (225,412)    (138,583)    3      (61,871)     (38,038)
                                        ----------------------------------------      --------------------------
Net effect                                    (122,113)                                   (157,564)     (96,870)
                                                                                                                 Footnote
123 Tax Impact                                  47,038    (122,113)     (75,075)           (98,892)     (60,799) Disclosure
                                                                                                                 Only
                                        ---------------
FAS 123 Pro Forma Income                     7,182,170
                                        ===============


Tax Rate                                        38.52%

1    SEE DETAILED SCHEDULE ATTACHED
2    SEE DETAILED SCHEDULE ATTACHED
3    SEE DETAILED SCHEDULE ATTACHED

                                   SCHEDULE 1

Note: The following schedule calculates compensation expense to be recognized for management's options under FAS 123.

                                         EMPLOYEE COMPENSATION DATA INPUTS
                      -----------------------------------------------------------------
                      Number of
                      Options    Grant   Exercise  Stock    Expiration  Max   Vesting
  Name       Type     Granted    Date     Price    Price       Date     Life    Date
  ----       ----     -------    ----     -----    -----       ----     ----    ----
FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    300      5/1/04  $170.00   $170.00    5/1/13    10.0  5/1/05
Citi Trds  Non Quals    300      5/1/04  $170.00   $170.00    5/1/13    10.0  5/1/06
Citi Trds  Non Quals    300      5/1/04  $170.00   $170.00    5/1/13    10.0  5/1/07
Citi Trds  Non Quals    300      5/1/04  $170.00   $170.00    5/1/13    10.0  5/1/08
---------------------------------------------------------------------------------------
All Total               1,200
---------------------------------------------------------------------------------------
Weighted Average                         $170.00   $170.00
---------------------------------------------------------------------------------------
Totals for FY2004       1,200


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    200     7/31/04  $177.00   $177.00   7/31/13    10.0  7/31/05
Citi Trds  Non Quals    200     7/31/04  $177.00   $177.00   7/31/13    10.0  7/31/06
Citi Trds  Non Quals    200     7/31/04  $177.00   $177.00   7/31/13    10.0  7/31/07
Citi Trds  Non Quals    200     7/31/04  $177.00   $177.00   7/31/13    10.0  7/31/08
---------------------------------------------------------------------------------------
All Total               800
---------------------------------------------------------------------------------------
Weighted Average                         $177.00   $177.00
---------------------------------------------------------------------------------------
Totals for FY2004       800


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    350    10/30/04  $178.00   $178.00  10/30/13    10.0  10/30/05
Citi Trds  Non Quals    350    10/30/04  $178.00   $178.00  10/30/13    10.0  10/30/06
Citi Trds  Non Quals    350    10/30/04  $178.00   $178.00  10/30/13    10.0  10/30/07
Citi Trds  Non Quals    350    10/30/04  $178.00   $178.00  10/30/13    10.0  10/30/08
---------------------------------------------------------------------------------------
All Total               1,400
---------------------------------------------------------------------------------------
Weighted Average                         $178.00   $178.00
---------------------------------------------------------------------------------------
Totals for FY2004       1,400


                                          EMPLOYEE COMPENSATION DATA INPUTS
                      -----------------------------------------------------------------------
                      Number of
                      Options    Vesting  Expected  Risk-free              Dividend  Option
  Name       Type     Granted    Period    Life       Rate     Volatility   Yield     Value
  ----       ----     -------    ------    ----       ----     ----------   -----     -----
FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    300        1.0     2.0       1.91%       50.00%      0.0%    $49.35
Citi Trds  Non Quals    300        2.0     3.0       2.44%       50.00%      0.0%    $61.12
Citi Trds  Non Quals    300        3.0     4.0       2.86%       50.00%      0.0%    $71.13
Citi Trds  Non Quals    300        4.0     4.0       2.86%       50.00%      0.0%    $71.14
---------------------------------------------------------------------------------------------
All Total               1,200
---------------------------------------------------------------------------------------------
Weighted Average                           3.3       2.5%        50.0%       0.0%    $63.18
---------------------------------------------------------------------------------------------
Totals for FY2004       1,200


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    200        1.0     2.0       1.91%       50.00%      0.0%    $51.38
Citi Trds  Non Quals    200        2.0     3.0       2.44%       50.00%      0.0%    $63.64
Citi Trds  Non Quals    200        3.0     4.0       2.86%       50.00%      0.0%    $74.06
Citi Trds  Non Quals    200        4.0     4.0       2.86%       50.00%      0.0%    $74.07
---------------------------------------------------------------------------------------------
All Total               800
---------------------------------------------------------------------------------------------
Weighted Average                           3.3       2.5%        50.0%       0.0%    $65.79
---------------------------------------------------------------------------------------------
Totals for FY2004       800


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    350        1.0     2.0       1.91%       50.00%      0.0%    $51.67
Citi Trds  Non Quals    350        2.0     3.0       2.44%       50.00%      0.0%    $64.00
Citi Trds  Non Quals    350        3.0     4.0       2.86%       50.00%      0.0%    $74.48
Citi Trds  Non Quals    350        4.0     4.0       2.86%       50.00%      0.0%    $74.48
---------------------------------------------------------------------------------------------
All Total               1,400
---------------------------------------------------------------------------------------------
Weighted Average                           3.3       2.5%        50.0%       0.0%    $66.16
---------------------------------------------------------------------------------------------
Totals for FY2004       1,400


                                        TOTAL FAIR MARKET VALUE INPUTS
                      -----------------------------------------------------------------
                      Number of    Annual     Total     Estimated      Total
                      Options    Forfeiture  Survival  Total Options   Fair
  Name       Type     Granted       Rate      Rate      Exercised      Value
  ----       ----     -------       ----      ----      ---------      -----
FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    300        10.0%      90.0%        270        $13,323
Citi Trds  Non Quals    300        10.0%      81.0%        243        $14,853
Citi Trds  Non Quals    300        10.0%      72.9%        219        $15,556
Citi Trds  Non Quals    300        10.0%      65.6%        197        $14,002
---------------------------------------------------------------------------------------
All Total               1,200                              929        $57,734   FY 2004
---------------------------------------------------------------------------------------
Weighted Average                   10.0%      77.4%                              Total
---------------------------------------------------------------------------------------
Totals for FY2004       1,200


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    200        10.0%      90.0%        180         $9,248
Citi Trds  Non Quals    200        10.0%      81.0%        162        $10,310
Citi Trds  Non Quals    200        10.0%      72.9%        146        $10,798
Citi Trds  Non Quals    200        10.0%      65.6%        131         $9,719
---------------------------------------------------------------------------------------
All Total               800                                619        $40,074   FY 2004
---------------------------------------------------------------------------------------
Weighted Average                   10.0%      77.4%                              Total
---------------------------------------------------------------------------------------
Totals for FY2004       800


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    350        10.0%      90.0%        315        $16,275
Citi Trds  Non Quals    350        10.0%      81.0%        284        $18,144
Citi Trds  Non Quals    350        10.0%      72.9%        255        $19,002
Citi Trds  Non Quals    350        10.0%      65.6%        230        $17,104
---------------------------------------------------------------------------------------
All Total               1,400                              1,083      $70,526   FY 2004
---------------------------------------------------------------------------------------
Weighted Average                   10.0%      77.4%                              Total
---------------------------------------------------------------------------------------
Totals for FY2004       1,400


                          EXPENSE TO BE RECOGNIZED (FOOTNOTE DISCLOSURE ONLY)
                      ------------------------------------------------------------
                      Number of
                      Options
  Name       Type     Granted     2004    2005   2006   2007     Totals
  ----       ----     -------     ----    ----   ----   ----     ------
FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    300      13,323                           13,323
Citi Trds  Non Quals    300       7,426   7,426                   14,853
Citi Trds  Non Quals    300       5,185   5,185  5,185            15,556
Citi Trds  Non Quals    300       3,500   3,500  3,500   3,500    14,002
----------------------------------------------------------------------------------
All Total               1,200    29,435  16,112  8,686   3,500  $ 57,734
---------------------------------
Weighted Average                     --      --                       --
---------------------------------
Totals for FY2004       1,200


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    200       9,248                            9,248
Citi Trds  Non Quals    200       5,155   5,155                   10,310
Citi Trds  Non Quals    200       3,599   3,599  3,599            10,798
Citi Trds  Non Quals    200       2,430   2,430  2,430   2,430     9,719
----------------------------------------------------------------------------------
All Total               800      20,432  11,184  6,029   2,430  $ 40,074
---------------------------------
Weighted Average                     --      --                       --
---------------------------------
Totals for FY2004       800


FISCAL YEAR ENDING 1/29/05

Citi Trds  Non Quals    350      16,275                           16,275
Citi Trds  Non Quals    350       9,072   9,072                   18,144
Citi Trds  Non Quals    350       6,334   6,334   6,334           19,002
Citi Trds  Non Quals    350       4,276   4,276   4,276  4,276    17,104
----------------------------------------------------------------------------------
All Total               1,400    35,957  19,682  10,610  4,276  $ 70,526
---------------------------------
Weighted Average                     --      --                      --
---------------------------------
Totals for FY2004       1,400    85,824  46,978  25,325 10,206   168,333




                                   SCHEDULE 2

NOTE: NEW DIRECTOR OPTIONS WERE ISSUED IN FISCAL YEAR ENDING 1/29/05:

                                                      EMPLOYEE COMPENSATION DATA INPUTS
          --------------------------------------------------------------------------------------------------------------------
                       Number of
                         Options       Grant  Exercise    Stock  Expiration  Maximum  Vesting  Vesting  Expected  Risk-free
Name             Type   Granted         Date     Price    Price        Date     Life     Date   Period      Life       Rate
----             ----   --------        ----     -----    -----        ----     ----     ----   ------      ----       ----


Citi Trds   Non Quals        200 A   3/10/04   $170.00  $170.00     3/10/14     10.0  3/10/05      1.0       2.0      1.91%

            EMPLOYEE COMPENSATION DATA INPUTS           TOTAL FAIR MARKET VALUE INPUTS                    EXPENSE TO BE RECOGNIZED
         -------------------------------------- --------------------------------------------             -------------------------
                                                      Annual        Total         Estimated      Total
                        Dividend        Option    Forfeiture     Survival     Total Options       Fair
Name      Volatility       Yield         Value          Rate         Rate         Exercised      Value                     2004
----      ----------       -----         -----          ----         ----         ---------      -----                     ----


Citi Trds     50.00%        0.0%        $49.35          0.0%       100.0%               200     $9,869                     9,869


                                   SCHEDULE 3

NOTE: ANTI-DILUTIVE OPTIONS WERE ISSUED IN THIRD QUARTER FISCAL 2004 ONLY:

                                                  EMPLOYEE COMPENSATION DATA INPUTS
          ---------------------------------------------------------------------------------------------------------------------
                     Number of
                       Options        Grant   Exercise    Stock  Expiration  Maximum    Vesting  Vesting  Expected  Risk-free
Name            Type  Granted          Date      Price    Price        Date     Life       Date   Period      Life       Rate
----            ----  --------         ----      -----    -----        ----     ----       ----   ------      ----       ----


Citi Trds  Non Quals     1,137 A   10/30/04    $178.00  $178.00    10/30/13     10.0   10/30/04      0.0       2.0      1.86%
Citi Trds  Non Quals        62 A   10/30/04    $178.00  $178.00    10/30/13     10.0   10/30/04      0.0       2.0      1.86%

             EMPLOYEE COMPENSATION DATA INPUTS          TOTAL FAIR MARKET VALUE INPUTS                      EXPENSE TO BE RECOGNIZED
           -----------------------------------   ------------------------------------------                -------------------------
                                                     Annual        Total         Estimated          Total
                         Dividend       Option   Forfeiture     Survival     Total Options           Fair
Name       Volatility       Yield        Value         Rate         Rate         Exercised          Value        2004         2005
----       ----------       -----        -----         ----         ----         ---------          -----        -----        ----


Citi Trds      50.00%        0.0%       $51.60         0.0%       100.0%             1,137        $58,672       58,672
Citi Trds      50.00%        0.0%       $51.60         0.0%       100.0%                62         $3,199        3,199

                                                                                                                ------
                                                                                              Annual Expense    61,871
                                                                                                                ======